Sheri M. Watts ● (310) 789-1291 ● swatts@troygould.com	File No. 02213/0001

December 6, 2005
VIA FACSIMILE & EDGAR

John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	Santa Monica Media Corporation; Registration Statement on Form S-1 Filed September 16, 2005; File No. 333-128384

Mr. Reynolds:

On behalf of Santa Monica Media Corporation, a Delaware corporation (the “Company”), we hereby transmit Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from the Registration Statement filed with the Commission on September 16, 2005.

The changes reflected in Amendment No. 1 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated September 28, 2005, to David Marshall, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1, which includes the prospectus as revised.

* * * * *

1.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Company Response

We will provide to you a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

John Reynolds, Assistant Director
December 6, 2005

2.
We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Santa Monica Media Corporation (Santa Monica). Additionally, tell us the Securities Act form the companies’ filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Company Response

None of the company’s officers, directors or affiliates has registered or is, to the company’s knowledge, seeking to register a firm commitment offering for a blank check company.

Per our conversation with Mr. Duc Dang on October 31, 2005, the scope the disclosure set forth below has been limited to those blank check company offerings, which, involve an officer, director, affiliate, underwriter or attorney of the Company.

Name of Issuer	Affiliation to the Company	Securities Act Form/File No.	Effective Date	Amount held in Trust	Status of Business Combination
General Finance Corporation	Company Counsel (Troy & Gould)	Form S-1 333-129830	N/A	55,250,000	N/A
Viceroy Acquisition Corporation	Underwriter (The Shemano Group)	Form S-1 333-128073	N/A	Undetermined	N/A

The following is a list of other offerings (which have been completed or are in registration) of similarly structured blank check companies as to which Blank Rome LLP, counsel to The Shemano Group, Inc. in the proposed offering, has served as counsel to the issuer (“Issuer”) or counsel to the underwriter(s) (“Underwriter”) since August 1, 2003:

Name of Issuer	Role of Blank Rome LLP	Form S-1 File Number	Date of Effectiveness	Status of Offering	Amount in Escrow
Juniper Partners Acquisition Corp.	Underwriter’s counsel	333-123050	July 13, 2005	Searching for Acquisition Candidate	$14,518,750
Charden North China Acquisition Corporation	Underwriter’s counsel	333-125016	August 2, 2005	Searching for Acquisition Candidate	$29,835,000
Charden South China Acquisition Corporation	Underwriter’s counsel	333-125018	August 2, 2005	Searching for Acquisition Candidate	$29,835,000
Confluence Acquisition Partners I, Inc.	Underwriter’s counsel	333-126467	N/A	Currently in Registration	N/A
Global Services Partners Acquisition Corp.	Issuer’s counsel	333-128350	N/A	Currently in Registration	N/A
Israel Growth Partners Acquisition Corp.	Issuer’s counsel	333-128355	N/A	Currently in Registration	N/A
Good Harbor Partners Acquisition Corp.	Underwriter’s counsel	333-128351	N/A	Currently in Registration	N/A
Viceroy Acquisition Corporation	Underwriter’s counsel	333-128073	N/A	Currently in Registration	N/A

3.
We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

Company Response

The box was checked in error and accordingly, the check mark has been deleted.

Prospectus Summary, page 1

4.
We note that “in the view of the backgrounds and industry relationships” of management, you believe that there are “attractive opportunities” to acquire a business in the media, gaming, and/or entertainment industries. Please revise to explain the noted disclosure. Clarify your use of the phrase “in the view of the backgrounds…” and “attractive opportunities.” Also, please revise to substantiate the belief that there are “attractive opportunities.”

John Reynolds, Assistant Director
December 6, 2005

Company Response

All references to the “attractive nature” of the opportunities have been deleted. The phrase “in view of the backgrounds and industry relationships” has also been deleted. The disclosure has been revised to read

“We intend to leverage the contacts and experience of our management to identify a viable target business.”

5.
We note that there are additional restrictions on warrants held by your current security holders and that their warrants are not redeemable. We also note that current security holders will hold two types of warrants: those they currently own, and those they will purchase in the offering or aftermarket. Please revise to clarify if the restrictions and non-redeemable features apply to both forms of warrants.

Company Response

The noted disclosure has been revised to reflect that warrants owned prior to the offering are not subject to redemption (Prospectus Summary, the Offering, Redemption, Description of Securities, Warrants) and that the further restriction on the exercise of the warrants is only applicable to the warrants owned prior to the offering (Prospectus Summary, the Offering, Warrants, Description of Securities, Warrants).

Risk factors, page 10

6.
In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

Company Response

The reference has been deleted.

7.	Disclose in risk factor two the estimated amount that investors would receive upon liquidation of the company.

Company Response

The following disclosure has been added to the risk factor:

“If we were to expend all of the net proceeds of this offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share liquidation price would be $7.19, or $.81 less than the per-unit offering price of $8.00 assuming that amount was not further reduced by claims of creditors. We cannot assure you that the actual per-share liquidation price will not be less than $7.19, plus interest.”

John Reynolds, Assistant Director
December 6, 2005

8.
In risk factor five, we note that your officers will be personally liable under “certain circumstances” if trust proceeds are affected by creditors’ claims. Your disclosure in the 33 does not limited it to “certain circumstances” but instead appears to imply that they would be liable under all situations where trust proceeds are affected by claims. Please revise to clarify. Also, please revise to discuss in the appropriate section, the analysis you would make in deciding to employ an entity that would not waive their ability to submit claims against the trust account.

Company Response

The risk factor and the disclosure on page 33 have each been revised.

9.
Please update the disclosure in risk factor seven. Also, please explain the relevance of the disclosure that at least two companies are seeking business combinations in India. Do you plan to focus on companies in India as well?

Company Response

The disclosure has been revised and the reference to India has been deleted.

10.
Risk factor eight appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

Company Response

The risk factor been revised to disclose two separate risks.

11.
We note the disclosure in risk factor nine that you expect most of your management and key personnel to remain associated with the company following a business combination. Discuss in greater detail the potential compensation arrangements that may be provided to these individuals following a business combination and the possible conflicts of interest in negotiating a business combination at the same time the compensation arrangements are being negotiated. We may have further comment.

Company Response

Since a target business has not yet been identified, analysis of the potential compensation arrangements that may be provided to these individuals following a business combination is not possible as such compensation would be based upon negotiations conducted at the time of the business combination.

John Reynolds, Assistant Director
December 6, 2005

The following text has added to the risk factor:

Since our current management will be negotiating the terms of the business combination as well as the terms of their employment or consulting arrangements, our current management may have a conflict of interest in negotiating terms favorable to the company in the acquisition agreement and at the same time negotiating terms in their employment or consulting arrangements that are favorable to them. Although management intends to fully exercise its fiduciary duty to negotiate terms in the acquisition agreement that will be in the best interests of the combined-company and its public stockholders, members of management will be negotiating terms in their employment or consulting agreements that are favorable to them.

12.	Risk factors 7 and 16 appear to discuss the same risk, the competition from the numerous similar businesses seeking to complete a business combination.

Company Response

Risk factors 7 and 16 have been combined into one risk factor (Risk Factor 7).

John Reynolds, Assistant Director
December 6, 2005

13.
We note from risk factor 28 that there is no limit to the out of pocket expenses that may be incurred. In the use of proceeds section, please revise to clarify how excess expenses are structured. Will these expenses be considered a loan or other liability that follows the company and must be repaid by the resulting combined company or a discretionary item that the resulting entity may decide not to reimburse?

Company Response

The Registration Statement has been revised to read that reimbursable out-of-pocket expenses payable to the existing securityholders are limited to the extent that such expenses exceed the amount not held in the trust account unless the business combination is consummated. Such expenses will be a considered a liability of the company that must be repaid by the resulting combined company.

Further, the following risk factor has been added:

Our existing stockholders will not be reimbursed for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not held in the trust account unless the business combination is consummated and therefore they may have a conflict of interest in determining whether a particular target business is appropriate for a business combination and in the public stockholders’ best interest.

Our existing stockholders, including all of our officers and directors, will not be reimbursed for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not held in the trust account unless the business combination is consummated. The financial interest of our officers and directors could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the stockholders’ best interest. We would note, however, that such expenses are likely to be insignificant compared to the value of management’s equity stake.

John Reynolds, Assistant Director
December 6, 2005

14.
Risk factors 26, 30, 31, and 34 appear to be risks that are both broad and generic. The risk associated with changes in technology, the ability to market or sell, and the ability to successfully compete are risks that affect companies in and outside of your industry. Please revise to discuss how these risks are specific to your company or remove

Company Response

The referenced risk factors have been deleted.

15.
Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could have an “adverse affect,”“material adverse affect,”“adversely affect,”“negative impact,” or other such similar yet generic results on your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.

Company Response

The risk factors with the noted references have been revised.

16.	Please revise to include a risk factor to discuss the possibility that you could acquire a company that is related or affiliated with your existing shareholders, officers and/or directors.

Company Response

The following risk factor has been added:

If we seek to effect a business combination with an entity that is directly or indirectly affiliated with one or more of our existing securityholders, conflicts of interest could arise.

Our existing securityholders either currently have or may in the future have affiliations with companies in the media, gaming, and/or entertainment industries. If we were to seek a business combination with a target business with which one or more of our existing securityholders may be affiliated, conflicts of interest could arise in connection with negotiating the terms of and completing the business combination. Conflicts that may arise may not be resolved in our favor. For a complete discussion of our management’s business affiliations and the potential conflicts of interest that you should be aware of, see the sections below entitled “Management—Directors and Executive Officers” and “Management—Conflicts of Interest.”

John Reynolds, Assistant Director
December 6, 2005

Use of Proceeds, page 22

17.
In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $300,000 for “Legal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” We also note another line item of $500,000 allocated to due diligence of prospective target businesses. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. In the second paragraph on page 23, we note that your officers and directors would be reimbursed for any expenses related to due diligence activities. In the next sentence, we note that you “believe that the excess working capital will be sufficient to cover the foregoing expenses and reimbursement costs.” Please explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence and reconcile that with the line items on page 22. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company’s search for a target business and whether these fees would include due diligence.

Company Response

The referenced line items have been consolidated and a reference has been added to the disclosure clarifying the line item allocated for payment of out-of-pocket expenses. Market research firms and or third party consultants will be paid from the funds allocated for due diligence.

18.
We note the statement that you believe that excess working capital will be sufficient to cover your expenses. Your later disclosure indicates that you have yet to conduct any activities related to the search of a target business. As such, please revise to substantiate the belief that excess working capital will be sufficient to cover the expenses attendant to consummating a business combination.

Company Response

The noted language has been revised to read as follows:

“There can be no assurance that the net proceeds not held in the trust account will be sufficient to cover the expenses attendant to consummating a business combination.”

19.
Please revise to clarify if any lock-up payment would be limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than proceeds available in excess working capital. Also, it would appear that any use of funds on a down payment would increase the chance that management or existing shareholders would have to incur additional out-of-pocket expenses. Please revise to reflect this possibility or advise why such possibility is not possible.

John Reynolds, Assistant Director
December 6, 2005

Company Response

The following text has been added to the referenced paragraph:

“If we did, the amount that would be used as a down payment or lock-up payment would be determined based on the terms of the specific business combination and would be limited to excess working capital.”

Disclosure has been added to address that management and/or the existing securityholders may incur additional out-of-pocket expenses.

20.	Please revise to clarify which line item will be depleted to repay the current $240,000 loan.

Company Response

Footnote reference (1) was moved to follow Net proceeds not held in trust.

21.
On page 24, we note that advisory board members may be paid “either prior or as a result of the business combination.” Please revise to elaborate on this in the appropriate sections. Discuss which line item this would come from and if it is possible that they could be compensated through trust proceeds. Clarify any arrangements already in place or if the compensation will be based on any quantifiable factor.

Company Response

The Registration Statement has been revised to reflect that the company prior to or as a result of the business combination will not pay the members of the advisory board any compensation.

There are no current arrangements for compensation of the advisory board members.

Capitalization, page 25

22.
Please revise your disclosure regarding the description of common stock to correct the “as adjusted” number of shares issued and outstanding. It appears that this number should be 16,381,560 rather than 12,481,560.

Company Response

The disclosure has been revised.

Management’s Discussion and Analysis, page 26

23.
We note that you “do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business.” Please revise to explain the noted disclosure. Please revise to discuss the basis for this belief in light of the fact that you have yet to conduct any activities related to consummating a business combination.

John Reynolds, Assistant Director
December 6, 2005

Company Response

In the sentences preceding the referenced text, there are a litany of projected expenses and the referenced text is a conclusion based solely upon such projections. The following text was inserted at the beginning of the sentence:

“Based upon the foregoing projections,”

Proposed Business, page 28

24.
Tell us the factors you considered in determining to value this offering at $124,800,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $112,227,383 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have “a specific business combination- under consideration,” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established on June 24, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Santa Monica. Given management’s extensive and high-level experience in the target industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Company Response

The value of the offering and the public offering price of the units were negotiated between the underwriters and us. Factors considered in determining the price and terms of the units, including the common stock and warrants underlying the units, include:

•	the history and prospectus of companies whose principal business is the acquisition of other companies;

•	prior offerings of those companies;

•	an assessment of our management and their experience in identifying operating companies;

•	general conditions of the securities markets at the time of the offering; and

John Reynolds, Assistant Director
December 6, 2005

There has been no due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate, or an unrelated third party, with respect to a business combination transaction involving the company.

25.
We note your belief that there are “numerous business opportunities” based solely on management’s experience. Please revise to elaborate on this. What experience leads to this belief? Does management have the specific experience of acquiring existing companies? Also, clarify if the numerous opportunities are those that would satisfy the 80 percent net asset requirement.

Company Response

All references to numerous business opportunities have been deleted and the disclosure has been revised.

26.
We note that you may also receive proposals from sources who present unsolicited or solicited proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. If such sources are able to receive compensation for directing you to candidates, please revise to clarify how finder’s fees will be determined for non professional sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee? Lastly, please disclose whether you have been approached by any unaffiliated sources with potential targets. We may have further comment.

Company Response

The opening sentences of the “Sources of target business” subsection have been revised to read as follows:

“Through the experience of our management and directors, we believe that we have contacts and sources from which to generate acquisition opportunities. These contacts and sources include securities broker-dealers, investment bankers, business brokers, private equity and venture capital funds, private and public companies, bankers, attorneys, accountants and other members of the financial community. We expect that we may be contacted by unsolicited parties who become aware of our interest in prospective targets through press releases, word of mouth, media coverage and our website, should these outlets develop. We may pay (from the proceeds of this offering not in trust) finders' fees or compensation to third parties for their efforts in introducing us to potential target businesses, which we would negotiate at the time. Such payments, which are typically, although not always, calculated as a percentage of the dollar value of the transaction, could be paid to entities we engage for this purpose or companies that approach us on an unsolicited basis and while payment of finders' fees is customarily tied to completion of a transaction (and certainly would be in the case of an unsolicited proposal), we may pay fees to a finder whether or not a business combination is completed.  We do not have any specific merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination under consideration and have not had any discussions, formal or otherwise, with respect to such a transaction.”

John Reynolds, Assistant Director
December 6, 2005

We have not been approached by any sources with respect to potential targets.

27.
We note that you may engage “professionals” to seeking out target businesses and that any payments will be negotiated. Please revise to explain how this works. Will “professionals” be compensated even if you do not acquire any targets they propose? Does this mean that finder’s fees will be determined after a business combination is concluded?

Company Response

Management may pay (from the proceeds of this offering not in trust) finders' fees or compensation to third parties for their efforts in introducing us to potential target businesses, which we would negotiate at the time. Such payments, which are typically, although not always, calculated as a percentage of the dollar value of the transaction, could be paid to entities that are engaged for this purpose or entities that approach the company on an unsolicited basis and while payment of finders' fees is customarily tied to completion of a transaction, management may pay fees to a finder whether or not a business combination is completed.

28.
In the penultimate sentence in the paragraph under the caption “sources of target business,” you state that advisory board members will “in no event” receive a finder’s fee or other compensation. The following sentence goes on to disclose that advisory board members may be paid by the target business, either prior to or as a result of the business combination. Please revise to explain why a target company would pay your advisors. Is it possible that the advisors would introduce you to companies they already have preexisting relationships with? Does your disclosure here imply that the target company can in no circumstance compensate your officers and directors either prior to or as a result of the business combination? If so, please clarify.

Company Response

The Registration Statement has been revised to reflect that the company prior to or as a result of the business combination will not pay the members of the advisory board any compensation.

There are no current arrangements for compensation of the advisory board members.

29.
Please be aware that you are currently selling your “plan” to acquire a business. At this point, the only information investors have to consider is your plan and management’s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use following terms or phrases as they relate to your search:

•	Capital requirements

John Reynolds, Assistant Director
December 6, 2005

•	Stage of development

•	Financial condition and results of operations (in particular, discuss what type of financial condition and clarify if there are any specific levels of results of operations you are looking for)

Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

Company Response

Management has not conducted any research or begun a search for a business combination candidate. As such, management is unable to further elaborate on the criteria or detail activities that will consist of its search.

Other than the listed information, Management is unable to determine what criteria it will use in its search and identification of potential acquisitions.

30.
On page 30, we note that you will seek an opinion from an “independent investment banking firm” examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

Company Response

The paragraph following the heading “Fair Market Value of Target Business” has been revised as follows:

The following parenthetical was inserted in the fifth sentence of the paragraph “(for example, if the financial analysis is too complicated for our board of directors to perform on its own or if our board of directors determines that outside expertise is necessary or helpful in conducting such analysis),”

The following sentence was inserted as the penultimate sentence of the above-referenced paragraph:

“If we do obtain such an opinion, we will provide details with respect to how such opinion may be obtained from us in the Current Report on Form 8-K that we file to disclose our entering into the acquisition agreement.”

31.
Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed to make purchases of shares in the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such. stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.02 per share and thus even alter paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

John Reynolds, Assistant Director
December 6, 2005

Company Response

The existing securityholders have agreed to vote their shares in accordance with the majority of the shares of common stock voted by the public stockholders, in connection with a potential business combination. Disclosure has been added to the first full paragraph under the subheading “Conversion rights”.

Similar disclosure with respect to the underwriters is not applicable.

32.
Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved since only majority approval is needed.

Company Response

The disclosure has been revised to reflect that the existing securityholders have agreed to vote their shares of common stock owned by them immediately prior to this offering and those shares acquired in the offering or the aftermarket will be voted in accordance with the majority of the shares of common stock voted by the public stockholders.

Management, page 36

33.
Please review Item 401 of Regulation S-K and revise the biographical information of each officer and director accordingly. For every entity with whom management was or is associated, please revise to name the entity, disclose and describe the position(s) held and disclose the time frame the member of management was associated with such entity. Briefly discuss the line of business for each entity. If you elect to discuss activities beyond the required five-year period, such disclosure must be complete as required by Item 401.

Company Response

The biographical information has been revised.

John Reynolds, Assistant Director
December 6, 2005

34.	Please revise to clarify if the members of the advisory board owe you any fiduciary obligations in the execution of their duties.

The disclosure has been revised.

Conflicts of Interest, page 40

35.
Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the open market warrant purchases and potential retention by the post combination company.

Company Response

The following disclosure has been revised to include the following bullet point.

The personal and financial interests of our directors and officers may influence their motivation in identifying and selecting target businesses and completing a business combination in a timely manner, including their equity interests in the Company, reimbursements for expenses to the extent insufficient proceeds remain outside of the trust account for such reimbursement, and any interests in employment with potential target businesses.

Principal Stockholders, page 42

36.
You state in the footnotes that Santa Monica Capital Partners, LP is your sole securityholder. You later disclose that Santa Monica Capital Partners has transferred a number its holdings. Please revise to reconcile your disclosure.

Company Response

The disclosure has been revised.

37.
Each beneficial owner is deemed to be the beneficial owner of the entire amount held by an affiliated entity. Therefore, please revise the table and footnote 2 to indicate that each individual is deemed the beneficial owner of the entire amount held by Santa Monica Capital Partners LLC.

John Reynolds, Assistant Director
December 6, 2005

Company Response

The disclosure has been revised.

38.	Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements discussed in this registration statement.

Company Response

The disclosure has been revised to address the applicability of Regulation M in the context of the warrant purchase.

39.
We note that Shemano Group has also agreed purchase warrants in the open market. Please file the document that evidences the noted agreement or advise. Also, please revise to clarify if these purchases are mandatory.

Company Response

The commitment to purchase the warrants is included in the Underwriting Agreement. The disclosure has been revised to confirm that the purchases are mandatory.

40.
Please revise to clarify how warrant purchases by “designees” and the underwriter demonstrate relevant confidence in your ability to consummate a business combination. Are they participating in the search and consummation of a business combination?

Company Response

The referenced text has been deleted.

41.
We note your disclosure that Messrs. Marshall, Brendlinger and Pulier “may be deemed” promoters. Item 404(d) of Regulation S-K. requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

Company Response

The disclosure has been revised to reflect that the named individuals are deemed to be promoters.

Certain Transactions, page 44

42.
We note that you revise to identify all transactions involving your shares in this section. Identify the individuals that received any securities from Santa Monica Capital Partners, as it would appear that any transaction of shares by Santa Monica Capital Partners would constitute a transaction by the company under these circumstances.

John Reynolds, Assistant Director
December 6, 2005

Company Response

The disclosure has been revised to identify the transferees.

43.
The last paragraph in this section appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those “no less favorable” than available from unaffiliated third parties. Please advise.

Company Response

The paragraph has been deleted in its entirety.

Description of Securities, page 45

44.	On page 47, please revise to clarify that you are only able to redeem outstanding warrants with the “prior consent” of Shemano Group as disclosed on page 5.

Company Response

The prior consent of the Shemano Group is not required and the disclosure has been revised to reflect this matter.

Underwriting, page 50

45.
On page 53, we note that officers, directors, and principal security holders have agreed that “without the consent of the representative of the underwriters” they will not transfer their holdings. Please revise to reflect that the escrow period of one year may be shortened by the underwriters throughout this document where applicable. Also, please revise to elaborate on the factors the representative of the underwriters will consider in deciding to accelerate the termination of the escrow. We may have further comment.

Company Response

Please be advised that, under certain circumstances, the representative could determine to release officers, directors and principal securityholders of the issuer from their one-year lock-ups. Any request for release would be considered on a case-by-case basis. In determining whether to consent to such release, the representative advises that it will consider such factors as our stock price, average trading volume, recent volatility, the issuer’s past and recent financial performance, general market conditions, recent company events, perceived market reaction to the release of the person requesting such release, and other factors at the time the release is requested. The Shemano Group advises that it has no current intention of granting any such release.

46.
Tell us whether Shemano Group will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

John Reynolds, Assistant Director
December 6, 2005

Company Response

The Shemano Group may email a PDF version of the preliminary prospectus to a very limited number of potential investors who attend the roadshows and expressly request an electronic version of the preliminary prospectus (which would be identical to the paper version). Neither The Shemano Group nor any member of the contemplated underwriting syndicate intends to engage in any electronic offer, sale, or distribution of the offered securities. The Company will notify the Staff if it becomes aware of any electronic offer, sale, or distribution of the securities by a member of the underwriting syndicate.

47.
Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Company Response

There are no arrangements with a third party to host or access the preliminary prospectus on the Internet. If we become aware of any such arrangements, we will notify the Staff and provide the requested information.

48.
Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including bow and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

John Reynolds, Assistant Director
December 6, 2005

Company Response

Please note that there are no selling shareholders in this offering by the Company. In any event, the Company and The Shemano Group do not intend to engage in a directed share program in conjunction with this offering.

Financial Statements, page F-1

49.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Company Response

A current consent has been included in Amendment No. 1 to the Registration Statement.

Part II

Recent Sales of Unregistered Securities

50.
Please revise this section to identify the parties involved and quantify all security transactions. It would appear that any transaction of shares by Santa Monica Capital Partners would constitute a transaction by the company under these circumstances.

Company Response

The disclosure has been revised to include a chart detailing each transferee and the total number of shares transferred to each person.

Exhibits

51.
We note that the filed agreement includes terms that are inconsistent with those disclosed in the registration statement. For example, the filed agreement refers to 15,600,000 units compared to the 1,560,000 units disclosed in the registration statement. In addition, the filed agreement states that the exercise price of the warrants will be $9.60 per share, compared to the $7.50 per share disclosed in the registration statement. It also appears that the filed agreement is based on a five-year contractual life for the purchase option, compared to the four years disclosed in the registration statement. Please file an amended agreement that is consistent with all of the terms of the purchase option disclosed in the registration statement.

Company Response

The Agreement has been revised.

52.
In exhibit 10.10, we note that the warrant purchases will be made by Shemano Group on behalf of the undersigned at such times and amounts as Shemano determines in its sole discretion. Please revise your disclosure to clarify this and discuss how the timing of such purchases will be determined. Discuss the plan referenced to on page 43.

John Reynolds, Assistant Director
December 6, 2005

Company Response

The Exhibit has been revised.

* *  *

The Company hereby acknowledges that:

Should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All questions and comments regarding the foregoing can be addressed to either David Ficksman on (310) 789-1291 or the undersigned on the above-referenced number.

Kind regards,

Sheri M. Watts

cc:	David L. Ficksman Duc Dang Howard Davis Richard DiStefano

:smw